FOR IMMEDIATE RELEASE

AutoChina International Limited Announces Warrant Repurchase Program

Beijing, China – April 22, 2009 – AutoChina International Limited, f/k/a Spring Creek Acquisition Corp. (OTCBB: SCRQF, SCRWF, SCRUF) (the “Company”), a leading one-stop commercial vehicle financing and consumer automobile sales company in China, today announced that its Board of Directors has authorized a warrant repurchase program under which the Company may repurchase any number of ordinary share purchase warrants (the exercise price of which is $5.00 per ordinary share) on the open market or in negotiated transactions at a price per warrant of no more than $1.00 per warrant. The timing and the amount of any repurchases will be determined by the Company’s management based on its evaluation of market conditions and other factors. Under the repurchase program, there is no time limit for the warrant repurchases, nor is there a minimum number of warrants that the Company intends to repurchase. The repurchase program may be suspended or discontinued at any time without prior notice.

As of April 15, 2009, the Company had 3,612,108 outstanding public warrants, of which 3,000 are held by insiders of AutoChina.

About AutoChina International Limited:
AutoChina International Limited, f/k/a Spring Creek Acquisition Corp. (OTCBB: SCRQF, SCRWF, SCRUF), is a leading one-stop commercial and consumer auto sales and financing company in China.  Founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li, AutoChina operates in two primary business segments: commercial vehicle sales and financing (truck leasing) and sales of branded passenger automobiles through its nationally recognized dealer network.

Safe Harbor Statement:
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company.  Forward-looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.  The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:
•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the automobile industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks.  The Company does not assume any obligation to update the information contained in this press release.

INVESTOR RELATIONS:
The Equity Group Inc.
Adam Prior
Vice President
(212) 836-9606 / aprior@equityny.com

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